UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from to

Commission File No.: 1-14130

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MSC Industrial Direct 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MSC Industrial Direct Co., Inc.

75 Maxess Road, Melville, New York 11747

MSC INDUSTRIAL DIRECT 401(K) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2015 AND 2014 AND YEAR ENDED DECEMBER 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

MSC Industrial Direct 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of MSC Industrial Direct 401(k) Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of MSC Industrial Direct 401(k) Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of MSC Industrial Direct 401(k) Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP Jericho, New York
June 24, 2016

PLAN NUMBER: 003

EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
Assets
Cash and cash equivalents	$39,615	$2,898

Investments, at fair value
Mutual funds	237,343,441	222,981,807
Common and collective trusts	47,184,170	45,002,572
MSC Industrial Direct Co., Inc. Common Stock	7,598,959	10,200,646
Self-directed brokerage	1,499,621	1,505,797
Total investments, at fair value	293,626,191	279,690,822

Receivables:
Employer contributions	-	50
Participant contributions	-	100
Notes receivable from participants	10,368,895	10,135,478

Total receivables	10,368,895	10,135,628

Net assets available for benefits, reflecting investments at fair value	304,034,701	289,829,348

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(27,504)	(449,224)

Net assets available for benefits	$304,007,197	$289,380,124
See accompanying notes to the financial statements.

PLAN NUMBER: 003

EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2015

Year Ended December 31, 2015
Additions:
Additions to net assets attributed to:
Net investment income:
Net depreciation in fair value of investments	$(10,363,154)
Dividend income	14,203,281

Net investment income	3,840,127

Interest income on notes receivable from participants	437,184

Contributions:
Participants	19,356,579
Employer, net of forfeitures	6,581,772
Rollovers	2,473,841

Total contributions	28,412,192

Deductions:
Deductions from net assets attributed to:

Benefits paid to participants	18,024,316
Administration fees and other	38,114

Total deductions	18,062,430

Net increase in net assets	14,627,073

Net assets available for benefits:
Beginning of year	289,380,124

End of year	$304,007,197
See accompanying notes to the financial statements.

PLAN NUMBER: 003

EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

1.      DESCRIPTION OF PLAN

The following description of the MSC Industrial Direct 401(k) Plan, as amended (the “Plan”), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, sponsored by MSC Industrial Direct Co., Inc. (the “Company”), covering all Employees (as defined in the Plan), including Employees of participating subsidiaries, who meet certain age and service requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended  (“ERISA”). The MSC Industrial Direct 401(k) Administrative Committee is responsible for the administration of the Plan. T. Rowe Price Trust Company is the Plan Trustee and T. Rowe Price Retirement Plan Services, Inc. is the recordkeeper for the Plan.

Eligibility

An Employee is eligible for participation in the Plan on the first day of the month following one full calendar month of service, or anytime thereafter, and must be at least eighteen years of age.  Both full-time and part-time employees are eligible to join the Plan.

Contributions and Vesting

The Plan is funded by employee and employer contributions.  Participants may elect to contribute between 1% and 40% of their annual compensation, as defined in the Plan. The maximum annual contribution a participant could make into the Plan, as established by the Internal Revenue Code of 1986, as amended (the “Code”), was $18,000 during 2015.    In addition, the Plan permits catch-up contributions of $6,000 by participants who have attained age 50 by December 31 of each year.  Participants may also roll over amounts representing distributions from other qualifying plans. Participants are immediately vested in their pre-tax and rollover contributions.

Participants direct the investment of their contributions, employer discretionary matching contributions and employer discretionary profit sharing contributions into various investment options offered by the Plan.  Participants may currently direct contributions into 17 mutual funds, 2 common collective trusts, and a self-directed brokerage account.  Additionally, participants may direct contributions into the purchase of the Company’s Class A Common Stock.  Amounts contributed to the Plan after October 1, 2012 with respect to which a participant has not directed the investment are invested in a “qualified default investment alternative” which is the T. Rowe Price Balanced Fund, as permitted under the Economic Growth and Tax Relief Reconciliation Act of 2001, as amended.

PLAN NUMBER: 003

EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014 (continued)

The Employer (as defined in the Plan) may make a discretionary matching contribution to eligible participants.  The Employer made, for 2015, a discretionary matching contribution of 50% of the first 6% of a participant’s pre-tax contribution.  The Employer may also make a discretionary profit sharing contribution to eligible participants to be allocated in the same ratio as each eligible participant’s compensation bears to the total of such compensation of all eligible participants. No discretionary profit sharing contributions were made in 2015.  In general, participants must have completed 1,000 hours of service during a calendar year and be employed on the last day of the Plan year to be eligible to share in the allocation of any profit sharing employer contributions. Upon termination of the Plan, 100% vesting occurs.

Participants vest in Employer contributions as follows:

Completed Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

Participant Accounts

Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, if any, and (b) earnings and losses from applicable investment performance, and, if not paid by the Employer, administrative expenses.

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested employer contributions are used to pay administrative expenses of the Plan or to reduce future employer discretionary matching contributions and future employer discretionary profit sharing contributions. As of December 31, 2015 and 2014, the amounts of unallocated forfeitures were $13,916 and $27,694, respectively.  During the year ended December 31, 2015, forfeited non-vested accounts of $292,920 were used to reduce employer discretionary matching contribution obligations.

Notes Receivable from Participants

The Plan has a loan provision which allows participants to borrow from the Plan. The minimum loan is $1,000, and the maximum loan is generally 50% of a participant’s total vested account balance, not to exceed $50,000. The interest rate is established by the prime rate plus one percent. Interest rates on outstanding loans as of each of December 31, 2015 and December 31, 2014 ranged from 4.25% to 9.25%,  and 3.25% to 10.25%, respectively.  Interest paid by a participant on an outstanding loan is paid directly into the participant’s account. Principal and interest is paid ratably through payroll deductions. The repayment period cannot exceed five years unless the loan is used to acquire a participant’s principal residence, in which case the repayment period cannot exceed ten years (except for certain of such loans that were rolled over into the Plan from another tax-qualified plan). A participant can have a maximum of two loans outstanding from the Plan at any given time.

PLAN NUMBER: 003

EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014 (continued)

In-Service Withdrawals

The Plan permits a participant to withdraw participant pre-tax, vested discretionary matching and vested discretionary profit sharing contributions to the extent necessary to satisfy the participant’s hardship (as defined in the Plan). In addition, the Plan permits participants who have attained age 59-1/2 to make in-service withdrawals from the Plan.

Payment of Benefits

On termination of service due to death, disability, retirement or for any other reason, if the participant’s vested balance exceeds $5,000, a participant or, upon death, a participant’s beneficiary may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account or installments over a fixed period, a direct rollover into an Individual Retirement Account (“IRA”) or another “eligible retirement plan” (as defined in the Plan), or may elect to defer distribution. If a participant’s vested account balance is less than or equal to $5,000, then the participant’s vested account balance will be paid in a lump-sum distribution. If the amount of such mandatory distribution is more than $1,000 and the participant does not elect to have such distribution directly rolled over into an IRA or other eligible retirement plan or paid directly to him or her, such amount will be directly rolled over into an IRA established by the Plan administrator in the participant’s name.

Plan Expenses

Expenses for recordkeeping, investment and other costs are generally paid by the Plan. Fees for accountants, counsel, and other specialists are generally paid by the Company.  Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.

PLAN NUMBER: 003

EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014 (continued)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting records and financial statements of the Plan are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan investment options include various investment securities.  Market values of investments may decline for a number of reasons, including changes in prevailing market conditions and interest rates, increases in defaults, and credit rating downgrades.  Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant-directed fund elections.  Additionally, the investments with each participant-directed fund election are further diversified into varied financial instruments, with the exception of investments in the Company’s Class A Common Stock and potentially the individual investments in the self-directed brokerage accounts under the Plan.  Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participant who directs such decisions.

As of December 31, 2015 and December 31, 2014, approximately 2% and 4%, respectively, of the Plan’s net assets available for benefits were invested in the Class A Common Stock of MSC Industrial Direct Co., Inc. (quoted market prices of $56.27 and $81.25 per share, respectively).  As of June 13, 2016, the market price of the MSC Industrial Direct Co., Inc. Class A Common Stock was $71.89 per share.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received in an asset sale or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. All of the Plan’s investments other than the T. Rowe Price Stable Value Common Trust Fund (the “Stable Value Fund”) and the T. Rowe Price Equity Income Trust (the “Equity Income Trust”) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.

Investment contracts held by a defined-contribution plan or by a fund within a defined-contribution plan are required to be reported at fair value. However, contract value, which is equal to contributions plus earnings less withdrawals and expenses, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

PLAN NUMBER: 003

EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014 (continued)

The Plan invests in investment contracts through its participation in the Stable Value Fund, a common collective trust. The Statements of Net Assets Available for Benefits present the fair value of the investment in the Stable Value Fund, as well as the adjustment of the investment in the Stable Value Fund from fair value to contract value. The fair value of the Plan’s interest in the Stable Value Fund is based on information reported by the issuer of the common collective trust at year end. The fair value of the Plan’s interest in the Equity Income Trust is based on the net asset value per fund share, derived from the quoted prices in active markets of the underlying securities. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividend income is recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Benefit Payments

Benefits are recorded upon distribution.  As of December 31, 2015 and December 31, 2014, there was approximately $241,120 and  $180,309 respectively, allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid at each of these dates.

New Accounting Pronouncement

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12). ASU 2015-12 Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. ASU 2015-12 Part II simplifies the investment disclosure requirements under existing U.S. GAAP, including eliminating the disclosure of (1) individual investments that represent five percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type. ASU 2015-12 Part III does not apply to the Plan. The amendments in ASU 2015-12 applicable to the Plan are effective retrospectively for the year ending December 31, 2016 with early adoption permitted. Plan Management is evaluating the impact of adopting ASU 2015-12 to the plan and does not expect the impact to be material.

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. Plan Management is evaluating the impact of adopting ASU 2015-07 to the plan and does not expect the impact to be material.

PLAN NUMBER: 003

EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014 (continued)

3.      FAIR VALUE MEASUREMENTS

In accordance with U.S. generally accepted accounting principles, each of the Plan’s fair value measurements is categorized into one of the following three levels based on the lowest level input that is significant to the fair value measurement in its entirety.  The three levels are defined as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability; and
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

PLAN NUMBER: 003

EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014 (continued)

Following is a description of the valuation methodologies used for each major class of assets measured at fair value.

Mutual Funds: Valued at the closing price reported on active markets as derived from the net asset value (“NAV”) of shares held by the Plan at year end and are classified as Level 1 investments.  There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

Common Collective Trusts: The Stable Value Fund is composed of fully benefit-responsive investment contracts and is classified as a Level 2 investment.  These investment contracts are valued at fair value with an adjustment to contract value. The Stable Value Fund is valued at net asset value and generally not available in an exchange and active market and generally must be held to maturity. The Equity Income Trust is composed primarily of investments in common stock of established companies with an above-average dividend yield and is classified as a Level 2 investment. The Equity Income Trust is valued at NAV and is not available in an exchange and active market.

There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in any of the individual trusts.

MSC Industrial Direct Co., Inc. Class A Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded and are classified as a Level 1 investment.

Self-directed Brokerage: Valued based on the fair market value of the underlying stocks and mutual funds, which are as of the closing price reported on the active markets on which the stocks are traded and the NAV of shares held by the Plan at year end, respectively, and is classified as a Level 1 investment.

PLAN NUMBER: 003

EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014 (continued)

The following tables set forth by level, within the fair value hierarchy,  the Plan’s assets at fair value as of December 31, 2015 and 2014:

Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Mutual Funds:
Equities	$154,053,119	$-	$-	$154,053,119
Balanced	38,012,047	-	-	38,012,047
International equities	20,655,290	-	-	20,655,290
Fixed income	24,622,985	-	-	24,622,985
Total Mutual Funds	237,343,441	-	-	237,343,441

Common/Collective Trusts	-	47,184,170	-	47,184,170

MSC Industrial Direct Co., Inc.
Class A Common Stock	7,598,959	-	-	7,598,959

Self-directed Brokerage	1,499,621	-	-	1,499,621

Investments at fair value	$246,442,021	$47,184,170	$-	$293,626,191

Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Mutual Funds:
Equities	$144,047,791	$-	$-	$144,047,791
Balanced	35,329,724	-	-	35,329,724
International equities	19,481,723	-	-	19,481,723
Fixed income	24,122,569	-	-	24,122,569
Total Mutual Funds	222,981,807	-	-	222,981,807

Common/Collective Trusts	-	45,002,572	-	45,002,572

MSC Industrial Direct Co., Inc.
Class A Common Stock	10,200,646	-	-	10,200,646

Self-directed Brokerage	1,505,797	-	-	1,505,797

Investments at fair value	$234,688,250	$45,002,572	$-	$279,690,822

There were no transfers in or out of Level 3 investments for the years ended December 31, 2015 and December 31, 2014.

PLAN NUMBER: 003

EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014 (continued)

4.      INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2015 and 2014 are as follows:

	December 31,	December 31,
	2015	2014
Mutual Funds:
T. Rowe Price Growth Stock Fund	$36,543,763	$31,825,947
T. Rowe Price Personal Strategy Growth Fund	30,810,488	29,850,684
T. Rowe Price Personal Strategy Balanced Fund	22,487,974	21,073,967
Vanguard Instl Index Fund	17,443,520	17,793,944
T. Rowe Price Mid Cap Growth Fund	17,365,560	15,146,642
T. Rowe Price Media and Telecommunications Fund	17,051,974	15,576,084
T. Rowe Price Balanced Fund	15,524,073	*

Common/Collective Trusts:
T. Rowe Price Stable Value Common Trust Fund	34,622,622	30,988,966

* Does not represent 5% or more of the Plan net assets in the respective year.

The Plan’s investments (including gains and losses on investments bought and sold, exchanges between investments, as well as held during the year) depreciated in fair value for the year ended as follows:

December 31,
2015
Common and Collective Trusts	$2,416,276
MSC Industrial Direct Co., Inc. Class A Common Stock	(3,626,827)
Mutual Funds	(9,183,144)
Self-directed Brokerage	30,541

Total	$(10,363,154)

PLAN NUMBER: 003

EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014 (continued)

5.      INCOME TAX STATUS

Effective January 1, 2015, the Company amended and restated the Plan by adopting a volume submitter plan as the Plan document.  The Internal Revenue Service (the “IRS”) has issued a favorable opinion letter, dated March 31, 2014, to the volume submitter sponsor that the document complies in form with the qualification requirements of Section 401(a) of the Code, as amended.   Therefore, the plan administrator believes that the Plan, as amended and restated, complies in form with the qualification requirements of Section 401(a) of the Code.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes that the Plan is no longer subject to audit by the Internal Revenue Service for years prior to 2012.

6.      RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and trusts managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as permitted party-in-interest transactions.   These investments represent $239,905,080, or 79% of total net assets available for Plan benefits at fair value at December 31, 2015, and $224,620,779, or 78% of total net assets available for Plan benefits at fair value at December 31, 2014.

Plan investments in shares of Class A Common Stock issued by the Company were $7,598,959, or 2% of total net assets available for Plan benefits at fair value at December 31, 2015, and $10,200,646, or 4%  of total net assets available for plan benefits at fair value at December 31, 2014.

T. Rowe Price provides certain administrative services to the Plan pursuant to a Master Plan Services Agreement (“MSA”) between the Company and T. Rowe Price. T. Rowe Price receives revenue from mutual fund and collective trust service providers for services T. Rowe Price provides to the funds. This revenue is used to offset certain amounts owed to T. Rowe Price for its administrative services provided to the Plan. The Plan or the Company may make a payment to T. Rowe Price for administrative expenses not covered by sharing of the excess revenue.

If the revenue received by T. Rowe Price from such mutual fund or collective trust service providers exceeds the amount owed under the MSA, T. Rowe Price remits the excess to the Plan’s trust on a quarterly basis. Such amounts may be applied to pay plan administrative expenses or allocated to the accounts of participants. During 2015, the excess amounts were not material.

 7.      PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

PLAN NUMBER: 003

EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014 (continued)

8.      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to Form 5500:

	December 31,
	2015	2014

Net assets available for benefits per the financial statements	$304,007,197	$289,380,124

Add: Adjustment to contract value for fully benefit-responsive investment contracts	27,504	449,224

Less: Amounts allocated to withdrawing participants at December 31, 2014	-	(180,309)

Less: Amounts allocated to withdrawing participants at December 31, 2015	(241,120)	-

Net assets available for benefits per the Form 5500	$303,793,581	$289,649,039

The following is a reconciliation of the net increase in the net assets available for benefits per the financial statements for the years ended December 31, 2015 and 2014 to Form 5500:

	December 31,
	2015	2014

Net increase in net assets available for benefits	$14,627,073	$29,306,169

Add: Reversal of prior year adjustment from contract value to fair value for fully benefit- responsive investment contracts	(449,224)	(411,345)

Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	27,504	449,224

Less: Amounts allocated to withdrawing participants at December 31, 2014	-	(180,309)

Less: Amounts allocated to withdrawing participants at December 31, 2015	(241,120)	-

Add: Amounts allocated to withdrawing participants at December 31, 2014	180,309	-

Net increase in net assets per Form 5500	$14,144,542	$29,163,739

PLAN NUMBER: 003

EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2015 and December 31, 2014 to the Form 5500:

	December 31,
	2015	2014

Benefits paid to participants per the financial statements	$18,024,316	$17,535,492

Add: Amounts allocated to withdrawing participants at December 31, 2014	-	180,309

Less: Amounts allocated to withdrawing participants at December 31, 2014	(180,309)	-

Add: Amounts allocated to withdrawing participants at December 31, 2015	241,120	-

Benefits paid to participants per the Form 5500	$18,085,127	$17,715,801

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits payments that have been processed and approved for payment prior to year end but not paid as of that date.

9.      SUBSEQUENT EVENTS

Effective May 23, 2016, the Plan was amended to allow Roth after-tax contributions and Roth after-tax rollovers. Roth contributions and any associated earnings are not taxed if the distribution is qualified. The combined Roth and pre-tax contributions are subject to the annual IRS limits and included in the calculation for the Employer discretionary matching contribution.

MSC INDUSTRIAL DIRECT 401(K) PLAN

FORM 5500 — SCHEDULE H, LINE 4i:  SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015

Identity of Issuer	Description	Cost	Current Value

MSC Industrial Direct Co., Inc. *	MSC Industrial Direct Co., Inc. Class A Common Stock (135,020 shares)	**	$7,598,959
PIMCO	PIMCO Total Return Fund (1,346,888 units)	**	13,574,323
T. Rowe Price *	T. Rowe Price Balanced Fund (723,396 units)	**	15,524,073
T. Rowe Price *	T. Rowe Price Equity Income Trust Fund (775,883 units)	**	12,561,548
Vanguard	Vanguard Inflation Protected Securities Fund (141,762 units)	**	1,820,226
T. Rowe Price *	T. Rowe Price Personal Strategy Income Fund (529,113 units)	**	9,169,529
T. Rowe Price *	T. Rowe Price Global Stock Fund (482,388 units)	**	13,145,079
T. Rowe Price *	T. Rowe Price Growth Stock Fund (679,867 units)	**	36,543,763
T. Rowe Price *	T. Rowe Price International Stock Fund (489,804 units)	**	7,510,211
T. Rowe Price *	T. Rowe Price New Horizons Fund (186,932 units)	**	7,937,133
T. Rowe Price *	T. Rowe Price Media & Telecommunications Fund (241,075 units)	**	17,051,974
T. Rowe Price *	T. Rowe Price Stable Value Common Trust Fund (34,595,118 units)	**	34,622,622
Cohen & Steers	Cohen & Steers Realty Shares (48,511 units)	**	3,420,984
T. Rowe Price *	T. Rowe Price Mid-Cap Value Fund (413,236 units)	**	10,306,108
T. Rowe Price *	T. Rowe Price Value Fund (153,385 units)	**	4,810,111
T. Rowe Price *	T. Rowe Price Mid-Cap Growth Fund (236,355 units)	**	17,365,560
T. Rowe Price *	T. Rowe Price Personal Strategy Balanced Fund (1,075,465 units)	**	22,487,974
T. Rowe Price *	T. Rowe Price Personal Strategy Growth Fund (1,107,058 units)	**	30,810,488
Vanguard	Vanguard Small Cap Index Institutional Fund (157,175 units)	**	8,363,478
Vanguard	Vanguard Institutional Index Fund (93,301 units)	**	17,443,520
T. Rowe Price*	U.S. Treasury Money Fund (58,907 units) ***	**	58,907

Brokerage Accounts	Self-directed Brokerage	**	1,499,621
Total investments			293,626,191
T. Rowe Price *	Cash	**	39,615
Participant Loans	1,800 Loans to participants with interest rates ranging from 4.25% - 9.25% with various maturity dates through 2025	**	10,368,895
Total Assets (Held at End of Year)			$304,034,701

* Indicates party-in-interest to the Plan.
** Cost information is not required for participant directed investments and participant loans and therefore, is not included.
*** The investment represents a holding fund pending allocation to participants and is not an investment option offered by the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MSC INDUSTRIAL DIRECT 401(K) PLAN

Date: June 24, 2016
/s/ Barbara Knoll
Barbara Knoll On behalf of The MSC Industrial Direct 401(k) Administrative Committee

EXHIBIT INDEX

Exhibits:

23.1           Consent of Independent Registered Public Accounting Firm